Tidal ETF Trust POS EX

Exhibit 99(p)(ix)

SOUND
INCOME
STRATEGIES

CODE OF ETHICS

SOUND INCOME STRATEGIES, LLC

Summary

SIS’s Code of Ethics is based on the guiding principle that the interests of the client are our top priority. SIS’s officers, directors, advisors, and other employees have a fiduciary duty to our clients and must diligently perform that duty to maintain the complete trust and confidence of our clients. When a conflict arises, it is our obligation to put the client’s interests over the interests of either employees or the company.

Background

SIS views our Code as a living document that exists to help ensure that the interests of our clients are continually protected. We review the Code annually and update it to keep current with changes in the industry.

Objectives

The purpose of our Code of Ethics is to help ensure that when employees buy or sell securities for their personal account, they do not create actual or potential conflict with our clients. We do not allow any employees to use non-public material information for their personal profit or to use internal research for their personal benefit in conflict with the benefit to our clients.

The following policies are pursuant to Rule 17j-1 of the Investment Company Act and the Advisers Act of 1940. Rule 17j-1 addresses conflicts of interest that may occur when Firm Access Persons buy or sell securities for their own accounts (personal investment activities). Further, the Firm adheres to Rule 17j-1 by:

●	Adopting a Code of Ethics containing provisions to prevent fraudulent, deceptive or manipulative acts

●	Requiring access persons to report their personal securities transactions to the Firm

●	Requiring pre-clearance of any transactions by covered persons for Funds sub advised by the firm

●	Conducting oversight of personal investment activities

●	Monitoring compliance with Rule 17j-1

●	Making information about the Firm’s policies concerning personal investment activities available to the public

General Provisions

The Code of Ethics applies to “access” persons. “Access” persons are employees with “access” to SIS Investment Policy Committee minutes and research. They would include advisors, their assistants, Compliance personnel, and senior management.

New “access” employees are briefed on the Code and are given a copy when hired or appointed as an advisor agent. Before being appointed or within one week of their hire, they must indicate, in writing, that they have read the Code and agree to its provisions. After that, we require them to review the Code annually and acknowledge, in writing, by December 31st that their personal investing has complied with the requirements.

The following provisions apply to all “access” persons:

Personal transactions: The Code requires all persons to report their personal securities transactions to SIS quarterly. This includes any activity in any account where the person has a monetary interest.

Reportable securities: The Code applies to any employee who either, for themselves, or for any account they hold discretion over, buys or sells equities, bonds, closed end mutual funds, options, futures, and private placements. The SEC has exempted from reporting certain securities, including open-end mutual funds, certificates of deposit, and short-term government obligations.

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Brokerage accounts: All persons must provide SIS with a current list of their brokerage accounts on an annual basis. SIS will then instruct the brokerage firm to send duplicate statements and confirms to SIS Compliance. Access persons must also provide a list of brokerage accounts controlled by the access person or by anyone who resides in the same household (same address) as the access person.

Reporting requirements: All persons must report their personal transactions to SIS. This is accomplished by the receipt of a Personal Trading Report due by the thirtieth day of the month following a calendar quarter.

General restrictions: The following restrictions also apply:

●	You may not give or accept gifts of a value greater than $ 100 per client, per year.

●	You must get approval from SIS to serve on a board of directors.

●	You must get approval from SIS to participate in private placement transactions.

●	You must disclose all new brokerage accounts and other securities holdings within ten (10) days of employment or prior to appointment as an investment advisor and quarterly thereafter.

Pre-clearance of trades: Pre-clearance is required by covered persons for transactions in any Fund where Sound Income Strategies acts as the Investment Adviser or Sub-Adviser. Covered persons are personnel that work on the Funds Sub advised for the Tidal ETF Funds Trust.

Monitoring and Enforcement

We take seriously our responsibility to oversee and enforce SIS’s Code of Ethics. The CCO is mandated to supervise SIS’s compliance activities. Additionally, SIS educates employees through initial orientation and annual review sessions.

The CCO has primary responsibility for ensuring that employees are following all applicable provisions of the Code of Ethics. The CCO also sees that the appropriate procedures and systems are in place to monitor compliance.

When there is reason to believe an employee has violated the Code, the CCO/Managing Member will conduct an in-depth review and will determine the appropriate action to take.

Sanctions under the Code range in severity from a caution, to warnings, fines, or dismissal.

INSIDER TRANSACTIONS

SIS’s policy prohibits any person from acting upon or otherwise misusing non -public or inside information. No advisory representative or other employee, officer or director of SIS may recommend any transaction in a security or its derivative to advisory clients or engage in personal securities transactions for a security or its derivatives if the advisory representative possesses material, nonpublic information regarding the security. The Agreement to Abide by the Written Policy of SIS on Insider Trading must be read, and this agreement signed by every officer, director, advisory representative and employee of SIS. Covered persons shall direct any questions regarding the company’s policy on insider trading to the CCO.

13.1 SIS Procedures: Insider Trading

a.	Prevention of Insider Trading. For purposes of preventing insider trading, the CCO shall:

1.	design an appropriate educational program and provide educational materials to familiarize officers, directors, employees and advisory representatives with SIS’s policy

2.	answer questions and inquiries regarding SIS’s policy

3.	review SIS’s policy on a regular basis and update it as necessary to reflect regulatory and industry changes

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4.	resolve issues as to whether information received by an officer, director, employee or advisory representative constitutes material and non-public information

5.	upon determination that an officer, director, employee, or advisory representative has possession of material nonpublic information:

I. implement measures, including but not limited to Chinese Walls, to prevent dissemination of such information; and,

Il. restrict officers, directors, employees and advisory representatives from trading on any affected securities.

6.	hold meetings with all employees at least annually to review the policy.

b.	Detection of Insider Trading. For purposes of detecting insider trading, the CCO or his or her designee shall, on a quarterly basis:

1.	review the trading activity reports filed by each officer, director, employee and advisory representative

2.	submit his or her trading records and other relevant information to another senior manager for review

3.	review the trading activity of accounts managed by SIS

4.	if applicable, review trading activity involving SIS’s own account; and

5.	coordinate the review of such reports with other appropriate officers, directors, employees and advisory representatives of SIS.

Investment Adviser Representative or Other Responsible Person’s:

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